Cecilia Blye Office of Global Security Risk Division of Corporation Finance US Securities and Exchange Commission 100 F Street, N E Washington DC 20549 United States	Director of Finance Level 12 280 Bishopsgate London EC2M 4RB Telephone: 020 7672 4072

2 September 2016

Dear Ms Blye

The Royal Bank of Scotland Group plc

Form 20-F for Fiscal Year Ended December 31, 2015

Filed March 24, 2016

File No. 1-10306

Thank you for your letter of 1 September 2016 addressed to Mr McEwan.

We are carefully considering your comments and expect to be able to provide you with our response by 14 October 2016.

Yours sincerely

/s/ Katie Murray

Katie Murray

RBS Group plc Director of Finance